Silicon Laboratories Inc.

400 West Cesar Chavez

Austin, TX 78701

September 30, 2009

Via EDGAR

Lynn Dicker

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, DC 20549-3030

Re:                            Silicon Laboratories Inc.

Form 10-K for fiscal year ended January 3, 2009

Filed February 11, 2009

SEC File No. 0-29823

Dear Ladies and Gentlemen:

This letter provides the response of Silicon Laboratories Inc. (the “Company”) to the comments in your letter dated September 17, 2009.  For your convenience, we have restated your comments in full in italics and have included our response below each comment.

Form 10-K for Fiscal Year Ended January 3, 2009

Note 2. Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

1.              We note in your response to prior comment 1 to our letter dated August 24, 2009 that price adjustments generally have not been material.  Please clarify for us the situations in which the adjustments have been material and quantify the effects.

On a supplemental basis, we respectfully advise the Staff that we have not had price adjustments to our “deferred income on shipments to distributors” liability on the Consolidated Balance Sheet that have been material.

2.              Further to the above, to the extent price adjustments or returns do become material to the results of your operations or you believe that the adjustments could be material to future periods, revise future filings to present the gross amounts of deferred costs and deferred revenue in MD&A or the footnotes to your financial statements.

We confirm that, to the extent that price adjustments or returns become material to the results of our operations or there are any known trends or uncertainties that we reasonably expect will be material to future periods, we will disclose all information required by Item 303 of Regulation S-K (which may include the gross amounts of deferred costs and deferred revenue).

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Silicon Laboratories Inc. acknowledges that:

•                  Silicon Laboratories Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Silicon Laboratories Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me at (512) 532-5769.

Very truly yours,

/s/ Paul V. Walsh, Jr.

Paul V. Walsh, Jr.
Chief Accounting Officer

cc:                                Necip Sayiner, CEO of Silicon Laboratories Inc.

William G. Bock, CFO of Silicon Laboratories Inc.

Philip Russell, DLA Piper LLP (US)